Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

June 23, 2022

VIA EDGAR TRANSMISSION

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)

Post-Effective Amendment No. 280 / 283 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)

File Nos. 333-191476, 811-22894

Dear Mr. Orlic:

This correspondence responds to comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 9, 2022, June 15, 2022, and June 16, 2022, with respect to the Registration Statement and the Trust’s series, the AXS 2X TSLA Bear ETF, AXS 2X NVDA Bear ETF, AXS 2X COP Bear ETF, AXS 2X BA Bear ETF, AXS 2X PYPL Bear ETF, AXS 2X WFC Bear ETF, AXS 2X PFE Bear ETF, AXS 2X CRM Bear ETF and AXS 2X NKE Bear ETF (referred to herein as the “Bear Funds”) and the AXS 2X TSLA Bull ETF, AXS 2X NVDA Bull ETF, AXS 2X COP Bull ETF, AXS 2X BA Bull ETF, AXS 2X PYPL Bull ETF, AXS 2X WFC Bull ETF, AXS 2X PFE Bull ETF, AXS 2X CRM Bull ETF and AXS 2X NKE Bull ETF (referred to herein as the “Bull Funds,” and together with the Bear Funds, the “Funds,” and individually, each a “Fund”). For the purposes of this letter, references in the comments and responses to the “Fund” will apply to each applicable Fund covered by the Registration Statement. The Funds previously filed a comment response letter on May 25, 2022 (the “Prior Letter”) in response to comments given by the staff of the Commission (the “Staff”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	Please explain supplementally if the Trust and Advisor’s respective code of ethics addresses investments in ETFs that provide exposure to a single corporate issuer (“single named ETFs”).

If these investments are excluded from either of these codes, please disclose supplementally to the Staff if the codes will be amended to account for single named ETFs, including single named ETFs that are not advised by the advisor or the subadvisor, if the registration statement of any single named ETFs become effective.   If not, please explain to the Staff how excluding single named ETFs from reporting requirements  is consistent with the registrant’s obligations to implement procedures reasonably designed to prevent violations of federal securities laws.

Response: The Adviser confirms that its code of ethics addresses investments in ETFs that provide exposure to a single corporate issuer. The Trust intends to amend its code of ethics as requested by the SEC staff.

2.	It appears that the Fund’s response to comment 12 in the Prior Letter speaks to the temporal aspect of the Commission’s statement, but not the extraordinary nature of the circumstances. Particularly where, as the Fund notes, there have been trading halts in TSLA shares as recently as 2018 and 2020, such events might not be of such nature. Please supplementally address how the approach outlined in the response is consistent with the “extraordinary circumstances” aspect of the Commission’s statement regarding suspending the issuance of creation units.

Response: The Fund does not view a trading halt of an underlying security in and of itself to be an “extraordinary event” and, consistent with Rule 6c-11’s adopting release, the Fund does not anticipate circumstances in which such a halt would require the Fund to suspend a creation order, absent an extraordinary event.  In this regard, the Fund expects to suspend a creation order or redemption only in extraordinary circumstances, such as situations in which: (i) the acceptance of Fund Deposits would, in the opinion of the Fund, be unlawful; or (ii) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes.  Additionally, the Fund will only suspend redemption of creation units in accordance with Section 22(e) of the 1940 Act.1

3.	Has the Fund had discussions with APs and market makers about their willingness to engage in creation and redemption transactions with the Fund when there exists market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of underlying securities? What are the Fund’s expectations as to APs’ and/or market makers’ willingness to transact, and at what prices, in such circumstances?

Response: The Advisor has engaged in conversations with APs and market makers regarding their willingness to engage in creation and redemption transactions, including under the circumstances noted in the comment. APs expressed that in the event of a trading halt in the underlying issuer’s shares, the most important factors affecting their willingness to engage in creation and redemption transactions with the Fund are: (i) the shares of the Fund would also be halted; and (ii) there would be no cancellation of creation orders and no suspension of redemption orders. With respect to creation and redemption transactions, APs may, in the event of a trading halt, continue to execute creation and redemption transactions in cash. A market maker will make the determination to pursue a creation based on its ability or inability to hedge its position.

4.	Are there any circumstances where the Fund would be able to create or redeem shares in exchange for swaps? If it is not possible to transfer swaps in-kind via creation or redemption, please explain in your response.

[1]	Section 22(e) of the 1940 Act generally provides that no registered investment company may suspend redemptions for more than seven days. See 15 U.S.C. § 80a-22. Section 22(e) then goes on to detail three exceptions to this general prohibition, including “for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets”, among other reasons. See id. at § 22(e)(2). The Commission is authorized to issue rules and regulations to determine the conditions under which an emergency shall be deemed to exist under Section 22(e).

Response: While the Advisor believes that it is possible to conduct creations and redemptions in exchange for swaps, the Advisor believes it is unlikely the Fund will do so. Under normal market circumstances, the Fund expects to fulfill redemption and creation orders for cash. In the event of a trading halt in the underlying issuer’s shares, the Advisor expects that the Fund will continue to fulfill redemption and creation orders principally for cash during the underlying issuer trading halt. Any outstanding redemption or creation orders that exist prior to the trading halt are expected to be honored by the Fund. Subsequent to the time of the underlying issuer trading halt, the Fund would continue to effectuate creation and redemption orders primarily on a cash basis.

5.	How does the duration (and investor expectation thereof), timing (e.g., mid-day versus end of day), and the nature/cause of a trading halt change your response? In particular, please discuss in detail the impact of an end-of-day trading halt on the arbitrage mechanism, including on an AP's ability to hedge its transaction. Please specifically reference any unique considerations with respect to the Fund's use of swaps to get its exposure.

Response: Duration, timing and nature/cause of a trading halt do not alter the response above. As discussed above, at the commencement of the trading halt, the Fund would honor any creation basket requests made prior to the trading halt in an underlying issuer’s shares. The Fund will continue to issue creation baskets after the trading halt and expects that both prior to and subsequent to any trading halt (if applicable), creation baskets will be effectuated principally in cash. The Staff also requests clarification on the impact of an end-of-day trading halt on the arbitrage mechanism, including an AP’s ability to hedge its transaction. Since the Advisor expects that the Fund’s shares will be halted for any period where the underlying issuer’s shares are halted, the Advisor expects there will be no impact on the arbitrage mechanism. With respect to the Fund’s use of swaps to gain its required exposure, if a trading halt were to occur and continue to the end of the trading day, or near to the end of the trading day, the Fund may have difficulty in rebalancing its swap exposure to meet its investment objective if trading commenced near the end of the day or at the beginning of the next day. As noted in the Prior Letter, the following sentence was included in the Trading Halt Risk discussion added in response to comment 12 “In the event of a trading halt for an extended period of time, the Fund may be unable to execute arrangements with swap counterparties that are necessary to implement the Fund’s investment strategy.” Finally, a market maker’s ability to hedge a creation transaction could be diminished or unavailable due to an end-of-day trading halt, which could impact the number of creations, but would not impact the arbitrage mechanism since trading would be halted.

6.	To the extent the fund suspends creations or redemptions, its shares would most likely start trading at a significant premium or discount. In such a case, would investors’ ability to get exposure to the Fund’s strategy be impaired, because while the fund’s NAV may align with such strategy, the investor’s returns would be based on the secondary market trading price?

Response: To the extent there is a disruption of the arbitrage mechanism and the market price deviates from a fund’s net asset value, the shareholder experience will be altered. The Fund fully discloses the risks of the Fund’s shares trading at a premium or discount to NAV in its prospectus, which is applicable to all ETFs. An investor would only be disadvantageously affected for the duration of such disruption and to the extent such shareholder sells its shares while the market price deviates from NAV.

7.	Given the prior trading history and potential for a trading halt in underlying securities, has the Fund considered adding built-in flexibility in the Fund’s objective and/or investment strategy at the outset, rather than, as the Fund notes, amending the strategy and/or objective in the future, in an effort to avoid the need to suspend the issuance or redemption of creation units?

Response: The Advisor does not believe that building in flexibility to the Fund’s objective or strategy is necessary to contemplate a trading halt. The Advisor currently expects a trading halt in the underlying securities or Fund’s shares, if any, to be rare and temporary in nature, and, therefore, does not currently expect a trading halt to affect a Fund’s investment strategy or cause any deviation of the Fund’s performance from its stated investment strategy. As previously discussed, the Fund will continue to effectuate the issuance of creation units in the event of a trading halt of the underlying issuer’s shares. The Fund notes that it will honor cash creations that are ordered prior to the trading halt, and in this circumstance, there may be a temporary increase in the cash holdings of the Fund.

8.	Regarding the creation/redemption process in general, please supplementally discuss how the Fund would expect to be able to execute the swaps in cash at a price level that does not deviate significantly from where the APs and market makers expect the executions to occur when they are making markets in the Fund’s shares.

Response: As set forth in the prospectus, the Fund will enter into one or more swap agreements with major global financial institutions for a specified period ranging from a day to more than one year whereby the Fund and the global financial institution will agree to exchange the return (or differentials in rates of return) earned or realized on the respective underlying security. Changes in Fund assets as a result of creation or redemption transactions, in addition to an underlying security’s price movements each day, will affect whether the Fund’s portfolio needs to be rebalanced and the amount of such rebalance to maintain the appropriate exposure to meet the Fund’s investment objective. Generally, at or near the close of the market each trading day, the Advisor will position the Fund’s portfolio to ensure that the Fund’s exposure to its underlying security is consistent with its stated investment objective. The Advisor expects swap counterparties to execute swap transactions with terms required by the Fund for a fee, so long as the swap counterparty is able to hedge its transaction with the Fund. The Advisor reviews the Fund’s notional exposure under each of its swap agreements, which reflects the extent of the Fund’s total investment exposure under the swap, to ensure that the Fund’s exposure is in-line with its stated investment objective. The gross returns to be exchanged are calculated with respect to the notional amount and the underlying security returns to which the swap is linked. Swaps are typically closed out on a net basis.

In the event of a trading halt in the Fund’s shares, the Advisor does not expect market makers to continue making markets in the Fund’s shares for the purposes of creations and redemptions as trading in the Fund’s shares would be halted. To the extent a trading halt occurs and continues until the end of the day, or near the end of the day, and there is a cash creation, the Fund may not be able to apply the proceeds to a swap arrangement that implements the Fund’s investment strategy.

9.	To the extent the Fund requires that creation baskets be effectuated in-kind only during a trading halt of the underlying security, would there be any impairment of market participants' ability to transfer swaps in-kind to the Fund to execute an in-kind creation order? If the Fund or its investment adviser knew or had reason to believe that it was not possible for authorized participants to submit a purchase order—for example, because there were no market participants that currently owned, were able to enter into, or were able to effect or receive a transfer of, sufficient in-kind deposit securities (i.e., swaps) to comprise a creation unit—please supplementally explain why that would not be considered a suspension of the issuance of creation units? If market participants would be so impaired, would there exist any alternative mechanism for market participants to acquire deposit securities in order to submit an in-kind creation order (e.g., in a private or off-exchange transaction)?

Response: In the event of a trading halt on an underlying issuer, the Fund intends to continue to issue creation units primarily in cash. As noted in response to comment 2, the Fund expects to suspend a creation order only in extraordinary circumstances. The Fund notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, the Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in the Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy.

10.	Please supplementally explain the mechanics of the implementation of any trading halt of the Fund and the underlying security, and if the Fund expects the duration of the two to overlap, the reasons therefore. For example, how quickly could a halt be identified and implemented? How automatic would the implementation of the halt be, given the listing exchange’s ability and process to implement a trading halt? Would such trading halts be entered simultaneously? Would trading resume simultaneously? Would this always be the case if at least one of the instruments was listed on a different exchange? Are there circumstances where the implementation of a trading halt, or the resumption of trading, could be asynchronous, and if so, how long of a delay or how significant of a mismatch could exist, what are the circumstances, and what would be the impacts to the Fund?

Response: The listing exchange, Nasdaq, continuously and automatically reviews for trading halts in all of the underlying securities for which options are listed and will also do so for trading halts in securities underlying the Funds. In conversations with Nasdaq, the Advisor has been advised that with this process there is no meaningful delay between the time the underlying security halts on its primary listing exchange and trading in Nasdaq options referencing such underlying security and the corresponding Fund halts. If an exchange halts a single security, it is communicated through the U.S. SIP. If a trading halt is communicated through U.S. SIP, Nasdaq’s internal process is triggered and a trading halt on Nasdaq options and the Fund would be implemented instantaneously. When trading of the underlying security resumes, pursuant to Nasdaq’s standard policies, trading resumes on the halted Nasdaq options and the Fund exactly five minutes after trading in the underlying security is resumed. Nasdaq has also informed the Advisor that, since this process is automatic, there should be no instances where the implementation of the trading halt or resumption of trading is asynchronous. As such, the Fund should not be disadvantageously impacted by any misalignment, as no such misalignment should exist.

11.	The Prior Letter states, “[i]f the trading halt was lifted prior to the next trading day, the halt would have no economic impact on the swap counterparty or its ability and willingness to continue with swap arrangements on future trading days.” What would the economic impact on the swap counterparty and the Fund have on the ability and willingness of the swap counterparty to continue with swap arrangements under these circumstances?

Response: For temporary trading halts, the Advisor does not anticipate there will be any significant economic impact on either the Fund or a swap counterparty and does not believe a temporary trading halt would affect the willingness of a swap counterparty to enter into future swap arrangements. However, if trading in an underlying security is halted and such halt continues until the end of the trading day, or near the end of the trading day, the swap counterparty may be unable to enter into a swap arrangement for the next trading day, as the swap counterparty may have difficulty in hedging its position during this time frame. This, in effect, could temporarily prevent the Fund from fully implementing its investment strategy. The Advisor does anticipate any difficulty in finding a swap counterparty on future trading days.

12.	For the AXS 2X TSLA Bear ETF, how is the iStoxx Inverse Leveraged 1X TSLA Net Return Index deemed an “unleveraged index” for the purposes of assigning a designated index as the designated reference portfolio for the Rule 18f-4 VaR calculation?

Response: The iStoxx Inverse Leveraged 1X TSLA Net Return Index aims to track the inverse return of TSLA. Notwithstanding the fact that the index includes the word “leveraged” in the name, the index only seeks to reflect the inverse value of the performance of TSLA and does not seek to multiply that performance.2

13.	How did the Fund’s derivatives risk manager determine that there was not an appropriate designated index under Rule 18f-4 for the purposes of VaR calculation for the remainder of the Funds?

Response: Pursuant to our conversation with the staff on June 21, 2022, the remaining Funds will provide additional information regarding their VaR calculations and the derivatives risk manager’s determination regarding designated indexes under a separate cover.

Principal Investment Strategy

14.	Please revise the Names Rule 80% policy to state that the Funds will have two times inverse leveraged/leveraged exposure rather than inverse leveraged/leveraged exposure. Additionally, to the extent that a Bear Fund limits its exposure to movements of 45% or less of the underlying security on a daily basis, this concept should be reflected in the Fund name.

Response: Pursuant to the staff’s comment, the 80% policy will be amended to state the Funds will have two times inverse leveraged or leveraged exposure, as applicable, to the underlying security. The Bear Funds will remove the disclosure relating to limiting losses and gains to not more than 45%. Therefore, the Registrant believes the names of the Funds as currently proposed are appropriate.

* * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

[2]	On page 103 of the Rule 18f-4 adopting release it states, “[a] few commenters requested clarification regarding when an index would be “leveraged”. These commenters urged that an index should be considered leveraged if it seeks a multiple of returns, but not solely because it includes derivative instruments … We agree that whether a particular index is “leveraged” would depend on the economic characteristics of the index constituents, and not just whether some or all of the constituents are derivatives. An index would be levered if, for example, the derivatives included in the index multiply the returns of the index or index constituents, as suggested by these commenters.”

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren